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December 20, 2013	Thomas R. Hiller (617) 951-7439 thomas.hiller@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-4347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14c-5(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, is the preliminary information statement relating to a new management contract (the “New Management Contract”) between the Trust, on behalf of GMO Short-Duration Collateral Fund (the “Fund’), a series of the Trust, and Grantham, Mayo, Van Otterloo & Co. LLC.

The Trust’s Board of Trustees and a majority of the Fund’s outstanding shares approved the New Management Contract, to become effective on or about February 12, 2014. A definitive version of the information statement is expected to be sent to security holders on or around January 6, 2014.

Please direct any questions or comments on the enclosed materials to me (617-951-7439) or Renee Laws (617-235-4975).

Very truly yours,

/s/ Thomas R. Hiller

Thomas R. Hiller

Enclosures

cc:	Jason B. Harrison, Grantham, Mayo, Van Otterloo & Co. LLC